

FOR IMMEDIATE RELEASE
January 26, 2009

Jon Smith to join RathGibson as Chief Financial Officer on February 3, 2009

LINCOLNSHIRE, ILLINOIS -- RathGibson, a leading global manufacturer of welded, welded and drawn, and seamless stainless steel, nickel, and titanium tubing, has announced the appointment of Jon Smith as the new Chief Financial Officer (CFO) as of February 3, 2009.

Mr. Smith joins RathGibson from the Engine and Transmission Components group of Magna Powertrain. As Magna's Senior Director of Finance, Mr. Smith led key business initiatives around strategy development and implementation, process standardization, and structural cost improvements. Prior to Magna, Mr. Smith's 30 year career included senior positions at public companies, TRW and Textron, to the CFO position at privately held Teksid Aluminum.
As RathGibson's CFO, Mr. Smith will provide enterprise-wide leadership across the functional areas of IT, Finance, Accounting, and Tax, while also maintaining the existing relationships with the respective business unit controllers.

Michael Schwartz, President and CEO said, "I look forward to drawing upon Jon's breadth of experience in positively impacting both the current and future needs of RathGibson."

RathGibson is a worldwide manufacturer of highly engineered stainless steel, nickel, and titanium tubing for diverse industries such as chemical, petrochemical, power generation, energy - oil and gas, food, beverage, pharmaceutical, biopharmaceutical, medical, biotechnology, and general commercial.

RathGibson's corporate headquarters are located close to Chicago in Lincolnshire, Illinois. Manufacturing locations include: Janesville, Wisconsin, North Branch, New Jersey, Clarksville, Arkansas (Greenville Tube), and Marrero, Louisiana (Mid-South Control Line). In addition to the sales offices in Janesville, North Branch, and Marrero, RathGibson has also strategically placed sales offices in Houston, TX; Shanghai, China; Manama, Bahrain; Knoxfield, Australia; Seoul, South Korea; Vienna, Austria; Mumbai, India; and Singapore.

For more information about RathGibson, Greenville Tube, and Mid-South Control Line products, please visit www.RathGibson.com, www.GreenvilleTube.com, and www.ControlLine.com.

Corporate Headquarters:
475 Half Day Road
Suite 210
Lincolnshire, Illinois
60069 · USA

Main: 847.276.2100
Fax: 847.276.2471

www.RathGibson.com